                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -----------------------
                                  SCHEDULE TO
                                 (Rule 14d-100)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                       (Amendment No. 3-Final Amendment)
                            -----------------------
                           Wynn's International, Inc.
                       (Name of Subject Company, Issuer)

                                WI Holding Inc.
                          Parker-Hannifin Corporation
                       (Name of Filing Persons, Offerors)

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                  983195 10 8
                     (CUSIP Number of Class of Securities)
                            -----------------------
                          Thomas A. Piraino, Jr., Esq.
                 Vice President, General Counsel and Secretary
                          Parker-Hannifin Corporation
                            6035 Parkland Boulevard
                           Cleveland, Ohio 44124-4141
                                 (216) 896-3000
                 (Name, Address and Telephone Number of Person
    Authorized to Receive Notices and Communications on Behalf of Offerors)
                            -----------------------
                                    Copy to:
                             Patrick J. Leddy, Esq.
                           Jones, Day, Reavis & Pogue
                              901 Lakeside Avenue
                             Cleveland, Ohio 44114
                                 (216) 586-3939


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 22, 2000 as amended on July 11, 2000 and July 13, 2000 (the "Schedule TO") by Parker-Hannifin Corporation, an Ohio corporation (the "Purchaser"), and WI Holding Inc., a Delaware corporation and a wholly owned subsidiary of the Purchaser ("Merger Sub"). The Schedule TO relates to the offer by the Purchaser and Merger Sub to purchase all of the outstanding common stock, par value $0.01 per share, including the associated preferred share purchase rights (the "Shares"), of Wynn's International, Inc., a Delaware corporation (the "Company"), at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 22, 2000 and as amended on July 11, 2000 and July 13, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer"), which are annexed to and filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. This Amendment No. 3 to the Schedule TO is being filed on behalf of the Purchaser and Merger Sub.

Item 8.  Interest in Securities of the Subject Company.

     Item 8 is hereby amended and supplemented by adding the following thereto:

     The Offer expired at 12:00 Midnight, New York City time, on Thursday,
July 20, 2000. Based on information provided by the Depositary, approximately 18,262,997 Shares, including 585,582 shares tendered pursuant to guaranteed delivery procedures, or 97.61% of the outstanding Shares, were validly tendered and not withdrawn pursuant to the Offer. Merger Sub has accepted for payment and has notified the Depositary to promptly pay for the tendered and accepted Shares, in accordance with the terms of the Offer. On July 21, 2000, the Purchaser issued a press release to such effect. The full text of the press release is filed herewith as Exhibit (a)(9) and is incorporated by reference herein.

Item 12.  Exhibits

     Item 12 is hereby amended and supplemented by adding the following exhibit thereto:

     (a)(9)  Text of Press Release, dated July 21, 2000, issued by the
Purchaser.

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

                                   SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: July 21, 2000                 PARKER-HANNIFIN CORPORATION

                                    By:  /s/ Duane E. Collins
                                         --------------------------------------
                                         Name:  Duane E. Collins
                                         Title: Chairman and Chief Executive
                                                Officer



                                    WI HOLDING INC.

                                    By:  /s/ Thomas A. Piraino
                                         --------------------------------------
                                         Name:  Thomas A. Piraino
                                         Title: Vice President, General Counsel
                                                and Secretary

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

                                 Exhibit Index

*(a)(1)  Offer to Purchase, dated June 22, 2000.
*(a)(2)  Letter of Transmittal.
*(a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(4) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(5)  Notice of Guaranteed Delivery.
*(a)(6) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.
*(a)(7)  Joint press release issued by the Purchaser and the Company on
         June 13, 2000.
*(a)(8)  Form of Summary Advertisement, dated June 22, 2000.
 (a)(9)  Press release issued by the Purchaser on July 21, 2000.
*(d)(1) Confidentiality Agreement between the Purchaser and the Company, dated February 7, 2000 (incorporated by reference to Exhibit (e)(1) to the Schedule 14D-9 of the Company filed on June 22, 2000).
*(d)(2) Agreement and Plan of Merger, dated as of June 13, 2000, by and among the Company, the Purchaser and Merger Sub.
*(d)(3) Stockholder Tender Agreement, dated June 13, 2000, by and among the Purchaser, Merger Sub and James Carroll.
*(d)(4) Consulting Agreement, dated as of June 13, 2000, by and between the Purchaser and James Carroll.
*(f)     Section 262 of the Delaware General Corporation Law.

---------
*Previously filed.

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